EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (audited)
Exhibit to the December 31, 2020 Consolidated Financial Statements of TC Energy Corporation
December 31, 2020

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended December 31, 2020 and are based on audited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

December 31, 2020

Earnings coverage on long-term debt and current liabilities	2.8 times

Earnings coverage on long-term debt and current liabilities excluding net loss on the sale of assets during the twelve-month period ended December 31, 2020	2.8 times*

The Corporation’s interest obligations for the twelve-month period ended December 31, 2020 amounted to approximately $2.539 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $7.056 billion for the twelve-month period ended December 31, 2020, which is 2.8 times the Corporation’s interest requirements for that period.

* The Corporation’s interest obligations for the twelve-month period ended December 31, 2020 amounted to approximately $2.539 billion. The Corporation’s earnings before interest expense and income taxes, excluding net loss on the sale of assets totalling $0.050 billion, amounted to approximately $7.106 billion for the twelve-month period ended December 31, 2020, which is 2.8 times the Corporation’s interest requirements for that period.